Appendix: Summary Budget Information

5

BUDGET PLAN
STATEMENT OF SURPLUS OR DEFICIT
2005-2006
Thousands
$

BUDGET PLAN

BUDGETARY ACCOUNTS	Year Ending March 31 2006 Estimate
Ordinary Account:	
Revenues	5,738,395
Expenditures	5,588,880
Surplus (Deficit)	149,515
Capital Account:	
Revenues	41,284
Expenditures	423,827
Surplus (Deficit)	(382,543)
Special Purpose Account:	
Revenues	45,375
Expenditures	46,080
Surplus (Deficit)	(705)
Special Operating Agencies (net):	
Revenues	57,260
Expenditures	46,538
Surplus (Deficit)	10,722
Sinking Fund Earnings	227,000
Gross Consolidated Revenue	6,109,314
Gross Consolidated Expenditure	6,105,325
(Increase) Decrease in Net Debt	3,989

STATEMENT OF SURPLUS OR DEFICIT

Gross Consolidated Revenue	6,109,314
Less: Capital Revenues Related to Tangible Capital Assets	(37,983)
Operating Revenue	6,071,331
Gross Consolidated Expenditure	6,105,325
Add: Amortization Expense	211,564
Less: Investment in Tangible Capital Assets	(344,438)
Operating Expense	5,972,451
Surplus (Deficit)	98,880

Note: Columns may not add due to rounding.

6

COMPARATIVE BUDGET PLAN
COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT
Thousands
$

BUDGET PLAN

BUDGETARY ACCOUNTS	2005 Estimate	2005 Revised	2006 Estimate
	Year Ending March 31		
Ordinary Account:			
Revenues	5,363,457	5,570,230	5,738,395
Expenditures	5,268,423	5,405,933	5,588,880
Surplus (Deficit)	95,034	164,297	149,515
Capital Account:			
Revenues	44,126	38,615	41,284
Expenditures	375,800	382,053	423,827
Surplus (Deficit)	(331,674)	(343,438)	(382,543)
Special Purpose Account:			
Revenues	38,303	44,220	45,375
Expenditures	37,908	41,992	46,080
Surplus (Deficit)	395	2,228	(705)
Special Operating Agencies (net):			
Revenues	55,084	67,011	57,260
Expenditures	44,416	55,966	46,538
Surplus (Deficit)	10,668	11,045	10,722
Sinking Fund Earnings	228,000	219,000	227,000
Gross Consolidated Revenue	5,728,970	5,939,076	6,109,314
Gross Consolidated Expenditure	5,726,547	5,885,944	6,105,325
(Increase) Decrease in Net Debt	2,423	53,132	3,989

STATEMENT OF SURPLUS OR DEFICIT

	2005 Estimate	2005 Revised	2006 Estimate
Gross Consolidated Revenue	5,728,970	5,939,076	6,109,314
Less: Capital Revenues Related to Tangible Capital Assets	(42,950)	(36,480)	(37,983)
Operating Revenue	5,686,020	5,902,596	6,071,331
Gross Consolidated Expenditure	5,726,547	5,885,944	6,105,325
Add: Amortization Expense	200,556	200,339	211,564
Less: Investment in Tangible Capital Assets	(295,364)	(296,036)	(344,438)
Operating Expense	5,631,739	5,790,247	5,972,451
Surplus (Deficit)	54,281	112,349	98,880

Note: Columns may not add due to rounding.

7

8

9

10

COMPARATIVE STATEMENT OF ESTIMATED GROSS REVENUE BY SOURCE
2005-2006
Thousands
$

OWN SOURCE	2005 Estimate	2005 Revised	2006 Estimate
	Year Ending March 31		
Taxes			
Personal Income Tax	983,700	999,200	1,021,000
Corporate Income Tax	149,900	173,000	154,200
Metallic Minerals Tax	2,200	2,200	2,200
Provincial Real Property Tax	326,600	321,000	337,000
Harmonized Sales Tax	793,700	722,800	827,600
Gasoline and Motive Fuel Tax	239,350	236,000	236,000
Tobacco Tax	100,000	99,000	99,000
Pari-Mutuel Tax	80	80	80
Insurance Premium Tax	36,050	37,350	38,350
Real Property Transfer Tax	4,200	4,700	5,200
Large Corporation Capital Tax	47,900	39,500	41,300
Financial Corporation Capital Tax	8,800	10,000	10,000
Sub-Total: Taxes	2,692,480	2,644,830	2,771,930
Return on Investment	146,928	135,768	155,528
Licenses and Permits	97,170	95,124	102,664
Sale of Goods and Services	224,253	209,241	215,181
Royalties	68,199	69,054	67,961
Lottery Revenues	119,925	120,515	122,925
Fines and Penalties	7,835	1,738	1,737
Miscellaneous	14,228	16,377	15,521
TOTAL: OWN SOURCE REVENUE	3,371,019	3,292,648	3,453,446
Unconditional Grants – Canada			
Fiscal Equalization Payments	1,154,600	1,395,000	1,348,000
Canada Health and Social Transfer	0	(100)	0
Health Reform Transfer	35,300	35,300	0
Canada Health Transfer	385,400	408,800	483,400
Canada Social Transfer	196,900	198,400	204,300
Other	1,900	1,900	1,900
Sub-Total: Unconditional Grants – Canada	1,774,100	2,039,300	2,037,600
Conditional Grants – Canada	218,338	238,283	247,349
TOTAL: GRANTS FROM CANADA	1,992,438	2,277,583	2,284,949
TOTAL: GROSS ORDINARY REVENUE	5,363,457	5,570,230	5,738,395

Note: Columns may not add due to rounding.

11

12

The New Brunswick Economy 2005

Final version - English

3/21/2005 4:06 PM

The New Brunswick Economy 2005

Published by:

Department of Finance Province of New Brunswick P.O. Box 6000 Fredericton, New Brunswick E3B 5H1 Canada

Internet: www.gnb.ca/0024/index-e.asp

March 30, 2005

Cover:

Communications New Brunswick (CNB 3023)

Translation:

Translation Bureau, Supply and Services

Printing and Binding:

Printing Services, Supply and Services

ISBN 1-55396-252-4 ISSN 0548-4073 Printed in New Brunswick

Think Recycling!

NOTE: The analysis contained in the document is based on data available as of March 10, 2005; historically comparable data series are used. Numbers may not add due to rounding.

Data will be updated on the Finance Web site at: http://www.gnb.ca/0024/index-e.asp

2004 Statistical Summary

	% Change
	2003 to 2004
	(per cent change unless
	otherwise indicated)
	N.B.	Canada
Output and Income
GDP
Current $	4.0	6.1
Chained $ (1997)	2.5	2.8
Personal Income	2.6	4.1
Capital Formation	12.1	8.3
Foreign Exports	10.8	8.6
Retail Trade	2.1	5.0
Population and Labour Force
Total Population (July 1)	0.1	0.9
Labour Force	1.4	1.4
Employment	1.9	1.8
Unemployment	-3.6	-4.3
Unemployment Rate (%)	9.8	7.2
Participation Rate (%)	63.9	67.6
Industrial
Farm Cash Receipts	5.7	7.5
Housing Starts	-12.1	6.9
Manufacturing Shipments	11.1	8.4
Sawn Lumber Production	6.5	6.7
CPI	1.5	1.9

4                                                                            The New Brunswick Economy 2005

Overview

  The North American economies continued their recoveries at a robust pace in 2004. Despite a soaring Canadian dollar and high oil prices, the Canadian economy rebounded from its 2003 slowdown and demonstrated real gross domestic product (GDP) growth of 2.8%. Real growth in the US economy accelerated to 4.4%, strongly encouraged by business investment and consumer spending. New Brunswick turned in a performance similar to the previous year as its economy expanded 2.5%.
  Increases in New Brunswick manufacturing shipments, exports and restaurant receipts surpassed national rates. Capital investment reached an all-time high. Farm cash receipts, retail trade, mineral production and port tonnage also reported favourable advancements.
  Tourism revenue held steady. Consumer inflation slowed significantly from the previous year and fell below the Canadian rate for the first time since 2001. Population growth was little changed from the preceding two years.
  The number of employed in the province surged forward to reach a record high in 2004; both full-time and part -time employment profited from gains. With employment growth exceeding labour force growth, the unemployment rate was pushed down into single-digits, falling to an average of 9.8%. The provincial participation rate achieved an all-time high of 63.9%. Wages and salaries growth continued.
  For 2005, economic growth in North America is expected to slow but remain strong. In New Brunswick, real GDP growth is projected to advance 2.1% as both domestic and external demand soften. Construction activity will provide s ome stimulus with the continued twinning of the Trans-Canada Highway, the possible construction of the Irving liquefied natural gas terminal and higher provincial government investment. Employment growth in New Brunswick is forecast to moderate, while consumer inflation is expected to remain about the same.

The New Brunswick Economy 2005                                                                            5

International Economy Accelerates Sharply

  The world economy accelerated sharply in 2004. The US and Japan, whose economies grew by 4.4% and 2.6% respectively, continued to outpace Europe. The strong momentum achieved in a number of large countries (notably China, Russia and India) also helped power the global economy. The resumed strength of the world economy, however, was dampened somewhat by a combination of high oil prices and other commodity costs . Persistently high oil prices and the rising euro plagued European exports to North America and China.

US economy shows continued strength

  The US recovery continued at a robust pace, with growth led by domestic demand. Real GDP increased by 4.4%, compared to 3.0% in 2003. Business investment was the largest contributor, reflecting an upturn in business inventories and in equipment and software. Consumer spending also played a role, with notable accelerations in the purchases of services and non-durable goods.

  The US economy added 2.2 million jobs in 2004, the best growth in the job market since 1999. Retail sales reported the largest annual increase in five years. The unemployment rate fell to 5.5% from 6.0% in 2003.

  Despite the depreciation of the US dollar, the US trade gap widened to $617.7 billion (US) in 2004 from $496.5 billion (US) in 2003. Higher oil prices led to the deteriorated trade deficit.

  The Federal Reserve raised its rate to 2.25% over the second half of 2004, in search of a neutral interest rate that would keep inflation at bay without stalling the economic rebound.

  In the financial markets, the Dow Jones Industrial Average rose 3.2%, the S&P 500 Index climbed 9.0% and the NASDAQ Composite Index increased 8.6%. All three indexes were near their highest levels in more than three years.

  Non-farm business unit labour cost growth remained tame in 2004, while productivity improved compared with 2003. The US housing market continued to be strong, buoyed by low mortgage rates. The manufacturing survey of the Institute for Supply Management showed economic activity in the sector expanded in 2004, as did the overall economy.

  Higher energy prices pushed total inflation up modestly in 2004, with US residents paying 2.2% more for their goods and services, following an increase of 2.1% in 2003.

6                                                                            The New Brunswick Economy 2005

Euro zone economy improves

  The Euro zone economy rebounded in 2004 with estimated growth of 2.0%, the highest annual growth in four years. Fuelled by exports, Germany's economy, the biggest in the zone, posted moderate growth after contracting in 2003. Economic growth in France was solid, driven by strong consumer spending.
  Minimal job creation coupled with a high unemployment rate constrained household income and consumer confidence. In 2004, real private consumption expenditure increased 1.3%. Consumer confidence remained below its long-term average even though it improved in 2004 compared to 2003.
  In spite of the further appreciation of the euro against the US dollar, overall exports were robust and served as the driving force behind the zone's economic growth in 2004. The trade surplus reached a record high, but weakness in exports and imports late in the year reflected the fragility of the zone's economic growth.
  The European Central Bank (ECB) kept interest rates on hold in 2004, though it considered raising its key rate from a historic low of 2.0% once stronger inflationary pressures emerged.

Japanese economy strengthens

  Despite three consecutive quarterly contractions swayed by slower exports and consumption, the Japanese economy grew by 2.6% in 2004, the strongest rate since 1996. Gains in domestic demand added 1.9 percentage points to real GDP growth.
  An improvement in the business sector led to better employment conditions. The unemployment rate declined, reflecting an increase in the number of employed and a stable labour force.
  Consumer confidence rose in 2004 encouraged by optimism regarding the health of the Japanese economy. Following a deceleration of growth in the latter half of 2004, consumption for the year increased modestly (by about 1.5%), led by higher sales of durable goods.
  The yen gained about 7.3% against the US dollar in 2004. The Bank of Japan official discount rate remains at its September 2001 level of 0.1%.

Global strength to continue

  Growth for the global economy in 2005 is heavily dependent on the US performance, which is anticipated to continue its robust pace. The International Monetary Fund is calling for global growth of 4.3% in 2005. Economic growth is projected to increase in the US by 3.5%, in the Euro zone by 2.2% and in Japan by 2.3%.

The New Brunswick Economy 2005                                                                            7

Monetary Policy Mixed

  To keep the Canadian economy near its full potential and inflation close to target, the Bank of Canada lowered its target overnight rate twice by 25 basis points in March and April of 2004, to reach a level of 2.0%.
  The Bank of Canada, which initially feared strong growth would trigger inflation, raised its target rate in both September and October, to reach 2.5%. But at the December 7 setting, the Bank left its benchmark overnight interest rate unchanged as evidence mounted that the rising dollar was hurting the economy.
  Concerned about the rising dollar and its dampening effect on aggregate demand for Canadian goods and services, the Bank of Canada is expected to stand pat on interest rates until the second half of 2005. Core inflation is expected to remain within the Bank's target range of 1% to 3% in both 2004 and 2005.
  The Canadian dollar ended 2004 at 83.19 cents (US), up 7.7% against the US currency. None of the major currencies fell against the US dollar in 2004, with the euro up 10.0%, the Japanese yen up 7.3% and the British pound up 12.2%.
  Since June 2004, the US Federal Reserve raised its target rate six times in a row, to 2.5% as of February 2, 2005, from a 45-year low of 1.0%. It is expected they will keep boosting the Federal Funds rate during 2005. More aggressive tightening will eventually put the Canadian dollar on a downward trend over the second half of 2005.
  The Bank of England and the European Central Bank are expected to hold rates steady in a bid to stimulate growth and cool their heated currencies.

Canada Economic Indicators Growth Rates, 2003 to 2005
	2003	2004	20051
	(per cent change unless otherwise indicated)

Gross Domestic Product (GDP)	5.3	6.1	4.7
GDP (real)	2.0	2.8	2.9
Employment	2.3	1.8	1.4
Unemployment Rate (%)	7.6	7.2	7.1
CPI	2.8	1.9	1.9
1 Projections- Private Sector Consensus

8                                                                            The New Brunswick Economy 2005

Canadian Economy

GDP Growth Rebounds in 2004

  The Canadian economy rebounded strongly from the slowdown of 2003, shrugging off a soaring Canadian dollar in 2004 while making the best of high oil prices. Real GDP advanced 2.8% in 2004, an acceleration from the 2.0% growth in the previous year.

  Following a gradual start, employment picked up momentum in the second quarter of 2004 and over the last four months of the year. Overall, employment grew by 1.8% (+284,600), somewhat weaker than a year earlier. The proportion of the employed working-age population edged up to 62.7% from 62.4% in 2003, while the unemployment rate averaged 7.2%, down from 7.6% in 2003.

  The further appreciation of the Canadian dollar dampened exports, production and job creation among manufacturers. The higher exchange rate, combined with high energy and other commodity prices, caused economic momentum to shift from central to western Canada, with Alberta and British Columbia posting the strongest performances.

  Retail sales were up 5.0% in 2004, compared to 3.8% in 2003. Vehicle sales slumped to their lowest level since 1999, dragged down by the high cost of gasoline and insurance, and by consumer resistance to rebates and other incentives.

  The housing market continued to strengthen in 2004. The growing labour market and continued low mortgage rates helped to push housing starts to their highest level in 17 years, a healthy 6.9% rise from 2003.

  In the financial markets, the TSX/S&P Composite Index increased 12.5% in 2004, driven by a surge in prices of natural resources along with strong performances from key financial services and information technology sectors. The Canadian index outperformed its main US counterparts.

  The turbulence from the previous year lingered into 2004, with the US border remaining closed to live cattle exports, costing that sector about $5 billion. Canada's protracted dispute with the US over softwood lumber continued to threaten the industry.

  Canada's trade sector held up well during the first half of 2004, but lost steam in the third quarter when the dollar surpassed 80 cents (US). The adjustment to a higher dollar will hold back growth in 2005 and continue into 2006, although the impact will be less intense next year.

The New Brunswick Economy 2005                                                                            9

GDP Growth to be Stronger in 2005

  The Canadian economy should see marginally stronger growth in 2005, fuelled largely by robust business investment in machinery and equipment. Moderate gains in consumer spending and healthy increases in government spending will also factor in to the performance.
  Employment for 2005 is expected to grow at a slower pace than in 2004 and the unemployment rate is anticipated to fall modestly. Rising personal income and still-low interest rates will continue to bolster consumer spending throughout 2005.
  The Canadian dollar is expected to remain above 80 cents (US) in 2005 because of the weakness in the US dollar and high commodity prices. With the dollar at elevated levels, trade is expected to act as a drag on growth.
  Private sector forecasters expect Canada will see growth averaging 2.9% in 2005 with top performances from Alberta, British Columbia and Saskatchewan. However, the latest case of BSE discovered in Alberta and the continued closure of the US border to Canadian beef might have a dampening effect.

New Brunswick Economic Indicators Growth Rates, 2001 to 2005
	2001	2002	2003	2004	20051
	(per cent change unless otherwise indicated)
Economic Accounts
Gross Domestic Product (GDP)	3.0	2.3	6.1	4.0	3.3
Personal Expenditures	2.6	4.9	3.9	3.0	3.4
Government Current Expenditures	2.8	5.3	7.2	3.4	3.8
Capital Formation	-14.5	3.4	13.1	12.1	7.5
GDP (real)	1.3	4.8	2.5	2.5	2.1
Income
Personal Income	2.4	2.2	3.0	2.6	3.3
Labour Income	0.5	4.2	4.5	1.8	3.8
Corporate Profits Before Taxes	3.1	-0.8	10.5	14.9	0.1
Population and Labour Market
Population, Total 2	-0.1	0.1	0.1	0.1	0.0
Labour Force	1.0	2.7	0.3	1.4	0.9
Employment	-0.2	3.7	0.3	1.9	0.7
Unemployment Rate (%)	11.1	10.2	10.3	9.8	10.0
Participation Rate (%)	62.0	63.4	63.3	63.9	64.2
Other
CPI	1.7	3.4	3.4	1.5	1.2
1 Projections - NB Finance 2 As of July 1

10                                                                            The New Brunswick Economy 2005

New Brunswick Economy GDP Growth Similar in 2004

  A number of indicators point to a good performance by the New Brunswick economy in 2004. Employment growth was stronger than what was anticipated a year ago, increasing by 6,600 jobs or 1.9%. Much of the growth was concentrated in the health care and education industries, which added a combined 5,700 jobs to the economy. The average unemployment rate fell to 9.8%.

  Investment was again one of the main drivers of growth in 2004, with increased capital spending from governments, the residential sector and the business non-residential sector. Higher investment in the residential sector was due to increased spending on renovations, which surged by more than 24%, and was more than sufficient to offset a decline in the construction of new dwellings. In the business non-residential sector, higher investment was driven largely by the utilities industry along with significant input from the manufacturing and the finance and insurance industries. Capital spending in 2004 reached $4.3 billion, the highest level on record.

  Strong global demand for commodities that contribute significantly to the provincial economy resulted in increased prices in US dollars, providing some relief to foreign exporters dealing with a higher Canadian dollar; prices for lumber, pulp, newsprint, metal and energy products registered increases in 2004.

  Foreign exports of commodities were up 10.8% in 2004 and showed widespread increases. Growth was especially strong in exports of refined petroleum products, wood products, machinery and equipment, industrial goods and consumer goods.

  Labour income rose 1.8% in 2004, a more modest performance than in recent years, while personal income grew an estimated 2.6%. These results were reflected in retail sales, which rose 2.1% for the year, but were weakened by a decline in the sales of new motor vehicles, the fourth in the past five years.

  In view of these developments, the Department of Finance estimates the province's real GDP increased by 2.5% in 2004. Private sector forecasters estimate the economy expanded at a pace in the 1.2% to 2.8% range, with an average of 2.3%.

The New Brunswick Economy 2005                                                                            11

GDP Growth to Moderate in 2005

  Economic growth in 2005 should moderate, as both foreign and domestic demand are expected to soften. Weaker external demand coupled with the high Canadian dollar will put pressure on the provincial manufacturing sector, especially exporters to foreign markets. Prices for most commodities are expected to decline with pulp, paper, lumber and energy at risk of returning some of the gains realized in 2004. Domestic demand is expected to hold the course, supported by higher investment from the business and government sectors.

  Business non-residential investment is expected to show robust growth in 2005 with the possible commencement of the Irving liquefied natural gas terminal in Saint John and higher investment in the manufacturing and transportation industries. These positive developments will offset the decline from the completion of the Coleson Cove project. Higher government investment from the Province in 2005 will also contribute to the overall increase in capital spending.

  In the residential sector, a decline in housing starts is expected. Both the housing resale market and renovation activity are expected to remain strong thanks to low interest rates. However, the pace of growth in each is anticipated to slow, resulting in a small increase in overall residential investment.

  The closure of the Parsons & Whittemore pulp mill in Nackawic and the UPM-Kymmene pulp pro duction operation at the Miramichi paper mill will negatively impact the province's economy in 2005; the paper manufacturing industry and the closely related forestry and transportation sectors will be most affected.

  While employment growth is expected in 2005, it is anticipated to be more modest than in 2004. The unemployment rate will be little changed from the previous year. As a result, the Department of Finance is forecasting real GDP growth of 2.1% for 2005, while private sector forecasters are expecting the New Brunswick economy to expand between 1.7% and 2.5%, with an average growth rate of 2.3%.

12                                                                            The New Brunswick Economy 2005

Population Little Changed

  For the third year in a row, New Brunswick's population has shown slight growth. As of July 1, 2004, the provincial population was estimated at 751,384, a 0.1% rise from July 1, 2003. This rate lagged far behind the Canadian rate of 0.9%.
  Between July 1, 2003 and June 30, 2004, New Brunswick's growth was estimated at 488 people. Interprovincial migration for the year showed that people leaving New Brunswick for other parts of Canada exceeded those coming to the province by 691, an improvement from the net outflow estimated the previous year (-843).
  With immigration increasing from the previous year, and the number of net non-permanent residents in the province remaining strong, net international migration was pushed up for a ninth consecutive year (+628).
  A jump in the number of deaths in the province (which were up 204 from the previous year), along with 79 fewer births, resulted n i the natural increase falling to its lowest level ever (+551). The number of births dropped to 6,927 while the number of deaths rose to 6,376.
  The New Brunswick population is expected to show little change in 2005.

Population Aging

  New Brunswick's population continues to age. The median age reached 39.8 years in 2004, 1.5 years older than the national average of 38.3 years. Females outnumbered their male counterparts and maintained a slightly larger share of the total population (50.6% vs. 49.4%).
  The proportion of the population in the younger age groups continued to fall, declining to 16.5% for children 0-14 years and 13.3% for youth aged 15-24 years. Young adults 25-34 years also exhibited a decreasing share, falling to 13.2%.
  Impacted by the youngest baby boomers (baby boomers are those born between 1947 and 1966), persons aged 35-49 years dominate the demographic landscape. While growth of this age group has slowed over the last few years, they still represent almost one-quarter of the total provincial population (24.2%).
  The baby boom generation is also aging. The oldest boomers are now entering the second half of their fifties and are significantly shaping the pre-seniors group. This group, containing persons aged 50-64 years, increased its share to 19.1% in 2004.
  The 65-and-older age group included more than 100,000 people in 2004 and represented 13.7% of the province's population. Just under 75,000 were young seniors (65-79 years of age) who comprised 9.9% of the total population, while older seniors (80 years and over) numbered almost 29,000 and made up 3.8% of the provincial population.

The New Brunswick Economy 2005                                                                            13

Employment Reaches Record Level

  Following a modest performance the previous year, employment in New Brunswick surged forward to reach a record high of 350,400 in 2004. Overall, employment gains totalled 6,600 (+1.9%) for the year, significantly higher than the 0.3% growth in 2003. Nationally, employment growth slowed to 1.8%, down from the previous year's increase of 2.3%.
  The proportion of New Brunswick's working-age population holding a job climbed to an all-time high of 57.7% in 2004. Employment increased for both men and women (up 1.4% and 2.5% respectively), with women enjoying stronger job growth. Full-time employment, which accounts for 84% of all jobs in the province, registered an overall gain of 4,500 (+1.6%), three times the previous year's growth. Part-time employment reported an increase of 2,100 (+3.9%).
  Two of the major age groups registered employment gains from 2003. Working youths 20-24 years of age and older adults aged 45-64 years, saw increases of 1,700 and 7,100 respectively. While persons aged 15-19 suffered job losses in 2004, all were in part -time work. Conversely, persons 25-44 years of age lost full-time jobs.
  New Brunswick's participation rate, which measures the share of the working-age population in the labour market, achieved an all-time high of 63.9%, up from last year's average of 63.3%. A record high was also realized nationally, with Canada's participation rate peaking at 67.6%.
  Employment growth in 2005 is anticipated to slow.

Service Sector Bounces Back

  The majority of New Brunswick's employment gains in 2004 occurred in the service sector, which rebounded from losses experienced the previous year and saw employment rise by 4,100. Job growth in the goods producing sector remained strong, with employment increasing by 2,400.
  Employment increases were apparent in seven of the 11 service industries. Health care and social assistance, and educational services were pillars of job strength, adding 3,000 and 2,700 jobs respectively to the economy. Transportation and warehousing contributed a healthy 1,300-gain. Increases were also registered in other services (+700), trade (+300), professional, scientific and technical services (+200) and business, building and other support services (+100). Job losses of 1,200 each were suffered in public administration and the finance, insurance, real estate and leasing industry. Declines were also evident in information, culture and recreation (-900) and accommodation and food services (-600).
  Manufacturing continued to be the main engine of growth among the five goods producing industries and was responsible for three-quarters (+1,800) of the job gains in this sector. Agriculture (+1,000) and natural resources (+400) also helped push employment up. Employment in construction was unchanged while utilities shouldered a decline of 800.
  In 2004, the service sector employed 268,000 people and the goods producing sector 82,300.

14                                                                            The New Brunswick Economy 2005

Unemployment Rate Falls Below 10%
  With employment growth outpacing labour force growth, New Brunswick's unemployment rate dipped into single-digits, falling to 9.8% in 2004 from 10.3% the previous year. Nationally, the jobless rate averaged 7.2%, down from 7.6% in 2003.
  The numb er of unemployed in the province stood at 37,900, down 1,400 or 3.6% from last year. Unemployed males saw their level fall to 22,700 (-8.5%) while the number of unemployed females climbed to 15,300 (+5.5%). Nationally, there were 55,000 fewer Canadians unemployed than in 2003, a 4.3% decline.
  The provincial unemployment rate for women has been consistently lower than that of men for more than 20 years. In 2004, the female unemployment rate was 8.2%, a slight deterioration from the previous year, but still below the rate for men. At 11.2%, the unemployment rate for men was a considerable improvement from the 12.3% registered in 2003.
  Most age groups reported improvements in their unemployment rates, with young adults 20-24 years of age experiencing the largest drop.
  Little change in the unemployment rate is anticipated for 2005.

Four of Five Regions Report Employment Growth
  Four of five regions in the province posted employment increases in 2004, ranging from 800 in Fredericton-Oromocto to 3,300 in Campbellton-Miramichi. The Edmundston-Woodstock region was the only area to experience a decline in employment, down 300 jobs.
  Campbellton-Miramichi boasted the highest employment growth, which served to push its unemployment rate down a full percentage point. Nevertheless, the rate remained highest among the regions at 15.6%. Moncton-Richibucto and Saint John-St. Stephen both registered improvements in their rates, with the latter posting the largest drop. The unemployment rates in Fredericton-Oromocto and Edmundston-Woodstock deteriorated from the previous year, but both still fell below 9.0%.
  Labour force participation rose in three of the five regions. Campbellton-Miramichi, with the lowest participation rate among the regions, exhibited the largest increase (rising 2.6 percentage points to 57.5%). The Saint John-St. Stephen and Edmundston-Woodstock areas saw their participation rates decline to 64.0% and 63.0% respectively.

The New Brunswick Economy 2005                                                                            15

Inflation Curbed

  The consumer price index (CPI) for New Brunswick rose 1.5% in 2004, the second smallest rise among the provinces.
  New Brunswick's inflation rate in 2004 was significantly below the 3.4% rise registered in the previous two years, and the smallest annual increase recorded since 1998. The provincial rate fell below the national rate (which averaged 1.9% for the year) for the first time since 2001.
  Consumer prices in the province rose in six of the eight major components of the CPI. Four components registered growth above the provincial increase. Following double-digit growth in the last three years, prices for alcoholic beverages and tobacco products stabilized, rising 2.3%. Along with shelter costs (+2.3%), these two groups exerted the strongest upward pressure on the index. Food (+2.2%) and transportation (+1.7%) also pushed the index up. Lower prices were evident for clothing and footwear (-0.9%), which fell for the third consecutive year, as well as for household operations and furnishings (-0.1%).
  In 2005, the increase in New Brunswick's CPI is expected to be comparable to the 2004 rate.

Wages and Salaries Growth Slows

  In 2004, New Brunswick wages and salaries were up 1.6% from 2003. The national increase was 3.9%.
  Growth was higher for the service sector (+2.0%) than the goods producing sector (+0.8%) for the province.
  Twelve of the 15 major industry categories reported increases with gains of more than 5% in construction (+5.8%), utilities (+5.5%), finance, real estate and company management (+5.2%) and mining and oil and gas extraction (+5.2%). Declines were registered in information and cultural industries (-5.7%), manufacturing (-2.7%) and agriculture, forestry, fishing and hunting (-1.4%).
  More than 60% of wages and salaries are captured in the categories of professional and personal services industries (14.0%), trade (12.5%), manufacturing (11.9%), public administration (11.4%) and health care and social assistance (11.2%).
  Average weekly earnings in 2004 ranged from $276.80 in accommodation and food services, to $460.54 in retail trade, to $610.75 in health care and social assistance, to $729.43 in manufacturing, to $839.12 in professional, scientific and technical services. Overall average weekly earnings advanced 3.0% to $643.26, representing almost 92% of the national average of $700.88.

16                                                                            The New Brunswick Economy 2005

Manufacturi ng Shipments Jump
  The value of shipments from New Brunswick manufacturers rose to $14.3 billion in 2004, an 11.1% increase over 2003 and well above the national increase of 8.4%. The provincial total was a reflection of higher shipments from the wood, paper and food sectors, combined with a jump in shipments from the residual[1] component.
  Employment in the manufacturing sector averaged 41,700 in 2004, a 4.5% increase over 2003. Higher employment was reported in petroleum and coal products, furniture, paper and primary metal industries; lower employment was evident in the fabricated metal, food and printing industries. The manufacturing sector represents over 15% of provincial GDP.
  All wood products industries reported higher shipments in 2004. Paper industries showed mixed results, with shipments from pulp mills and paperboard mills increasing and shipments from paper mills and converted paper mills decreasing.
  Connors Bros. of Blacks Harbour became the largest branded seafood company in North America under a $385-million (US) merger deal with Bumble Bee Holdings of San Diego, owners of the Clover Leaf canned tuna brand.

Paper Products Show Mixed Results
  In 2004, manufacturing shipments of paper and allied products rose to $2,167.5 million, a 4.0% increase over 2003. Pulp mills (+3.7%) and paperboard mills (+38.9%) saw shipments increase during that period, while paper mills (-2.5%) and converted paper mills (-8.6%) saw shipments decline.
  Employment in the paper manufacturing industry in 2004 increased by 400, to 6,100. The industry represents about 4% of total provincial GDP.
  In September, the Parsons & Whittemore St. Anne-Nackawic pulp mill went into receivership, putting the plant's 400 employees out of work. The pulp production facility at the UPM -Kymmene paper mill in Miramichi shut down in December, also affecting about 400 employees, following a decision to purchase the pulp rather than produce it. In November, Nexfor Fraser Papers announced 42 layoffs at its pulp mill in Edmundston and another 36 at its paper mill in Madawaska, Maine.
  North American market conditions continued to improve in 2004 as newsprint prices in US dollars increased by approximately 9% while pulp prices rose a stronger 16% (Source: Bank of Montreal Commodity Price Report). However, the appreciation of the Canadian dollar took back some of these gains.

The residual component comprises diverse small plants as well as large producers such as the Irving Oil refinery and Brunswick Mining and Smelting.

The New Brunswick Economy 2005                                                                            17

Wood Products Still Healthy

  Manufacturing shipments from the wood products industry totalled $1,940.3 million in 2004, a 15.2% increase over 2003. Production of sawn lumber rose 6.5% over 2003, to 4.0 million cubic metres.
  Wood product industries represent approximately 3% of New Brunswick's GDP; forestry and logging and related activities represent a little more than 2%. The number employed in the former industry decreased to 7,500 in 2004, while the number employed in the latter declined to 5,600.
  Lumber prices (in US dollars) for structural panels and framing lumber made healthy gains in 2004 due to strong demand for residential construction activity and spending on renovations and remodeling. Housing starts rose by 6.9% in Canada and by 5.7% in the US.
  Canada is continuing its two -track approach to the softwood lumber dispute: litigation and negotiation. Litigation continues before both the World Trade Organization (WTO) and the North American Free Trade Agreement (NAFTA) panels. In December, the US Department of Commerce lowered anti-dumping duties to about 3.7% and countervailing duties, from which Atlantic Canada softwood exporters are exempt, to 17.2%. In November, the US requested that an Extraordinary Challenge Committee be established to review the panel's actions in the NAFTA injury case. On the negotiations side, Canada and the US continue to engage "on and off" in an attempt to reach a mutually agreeable settlement to the dispute.

Export Growth Robust

  In 2004, the value of foreign exports of goods originating from New Brunswick increased 10.8%. Aside from agriculture and fishing products, strong export growth was reported in all other commodity groups.
  Part of the overall increase can be attributed to higher prices for refined petroleum products, as energy exports rose 15.4%. Higher exports of forestry products (+8.2%) were due to increased exports of wood products (+29.4%), while exports of pulp and paper products both registered declines. Increased exports of industrial goods, machinery and equipment, and consumer goods also contributed to the total growth.
  Lower exports of agriculture and fishing products resulted from declines for a number of commodities, particularly potatoes (-24.3%), swine (-83.2%) and lobster (-6.1%). In contrast, foreign exports of shrimp (+21.2%), salmon (+9.4%) and crab (+43.4%) appreciated quite substantially.
  Energy products (47.4%), forestry products (23.3%) and agriculture and fishing products (13.6%) represent over 84% of the province's foreign exports.
  Almost 90% of the province's foreign exports are destined to the US markets. Japan and Belgium are next in importance, receiving 1.4% and 0.9% respectively.

18                                                                            The New Brunswick Economy 2005

Capital Investment Reaches Record High
  In 2004, capital investment in New Brunswick reached $4.3 billion, a 7.4% increase over 2003 and the highest level on record.
  Increases came from both the private and public sectors. Private sector investment, representing over 72% of the total, increased 5.6% in 2004; higher investments in housing (+11.5%) and machinery and equipment (+4.9%) were somewhat offset by a decline in non-residential construction (-6.0%). Public sector capital spending jumped 12.6% in 2004 following a strong increase in 2003, largely due to increased investment on the twinning of the Trans-Canada Highway and on the Coleson Cove project.
  The Coleson Cove refurbishment project was completed in late 2004. Work on the Trans -Canada Highway between Fredericton and Saint-Leonard continues, with the twinning of 130 kilometres of highway. The six-year project should be completed in 2007.
  Aside from developments in the utilities sector, a number of noteworthy investment projects were completed in 2004: Ganong Bros. of St. Stephen finished a $6-million expansion and added 100 employees to its production line; Atcon Plywood built a $60 -million laminated veneer lumber mill near Miramichi; Bennett Environmental completed its $20-million contaminated soil treatment plant in Belledune; and Irving Personal Care Ltd. commenced operation of its $60-million training pants plant in Dieppe.
  Residential construction investment surpassed expectations in 2004 and recorded another strong year, totalling $1,284.2 million, an 11.6% increase over 2003. The increase is primarily due to a 24.8% jump in renovation expenditures and a strong resale market. Nationally, residential construction investment increased 14.2%. Provincial housing starts dropped to 3,947 units in 2004, a 12.1% decline from the 20-year high of 2003.
  Non-residential building construction investment was down 3.6% in 2004, as decreases in the industrial (-15.8%) and commercial (-16.4%) components were reported. Partly offsetting these declines was investment in institutional and governmental building construction, which surged ahead 58.5%.
  Employment in the construction industry remained unchanged in 2004 at 18,900. Construction industries represent over 6% of total GDP for New Brunswick.

The New Brunswick Economy 2005                                                                            19

Utilities Continue Transformation

  Effective October 1, 2004, NB Power was restructured and became a holding company and four operating companies: Generation, Nuclear, Transmission, and Distribution and Customer Service. There are also two unaffiliated Crown organizations: the New Brunswick System Operator and the New Brunswick Electric Finance Corporation.
  The refurbishment of the Coleson Cove generating station was completed in November 2004. Other developments involving NB Power include the announcement of a staff adjustment plan, which would provide savings of $40 million on labour and operation costs; an agreement with Eastern Wind Power Inc. for the construction of a 20-megawatt wind power generating park in Grand Manan; and the implementation of a 3.0% rate increase effective March 31, 2005. A decision on the refurbishment of the Point Lepreau generating station is anticipated in 2005.
  Two projects - a new $20-million hydro dam at St. George Power (New Brunswick's first certified "green" source of energy under the national Environmental Choice Program) and the $85-million Grandview Cogeneration Project (a 90-megawatt natural gas -fired cogeneration power plant in Saint John) - were completed in 2004.
  Enbridge Gas New Brunswick continued developing the natural gas distribution system in the province, including St. Stephen for the first time with a $3-million investment. By the end of 2004, there were 3,000 customers using natural gas, up from 2,300 in 2003.
  In 2004, total electric power generation in the province declined 0.6% with exports dropping 10.2%. National electric power generation increased 0.8%. The utilities sector (electric power, natural gas, water and sewage) represents about 3% of New Brunswick's GDP.

20                                                                            The New Brunswick Economy 2005

Mining Production Increases
  New Brunswick is a major Canadian producer of lead, zinc, silver, potash, peat, antimony, bismuth and cadmium. Other locally produced minerals include copper, salt, limestone, coal, marl and silica. In 2004, the overall value of mineral production was estimated to total $760.0 million, an 8.2% increase over 2003.
  The value of metallic mineral production in 2004 was $502.3 million, up 12.2% from 2003. The metals sector accounts for 66% of the total value of mineral production. While production of zinc and lead (New Brunswick's principal metals) was down from the record levels of the previous year, the value of production for both increased in 2004, a result of higher prices.
  Coal and non-metallic mineral production are the remaining contributors to the total value of mineral production. The non-metals sector, influenced primarily by potash, represents the larger share.
  The mining and oil and gas extraction industry employed about 3,500 people in 2004, a 12.9% increase from the previous year. The sector represents slightly more than 1% of provincial GDP.
  The Noranda Inc. Brunswick Mine, the province's sole metals producer, increased daily ore production to 9,836 tonnes, setting a new record. The mine and smelter ran uninterrupted throughout the year, other than the planned seasonal shutdown between July and October a t the smelter.
  Vancouver-based junior mining firm First Narrows Resources announced the discovery of significant gold deposits west of Bathurst; promising deposits of lead, copper and zinc were also found during exploration at the Bathurst Mining Camp . Sla m Exploration Ltd., a Miramichi-based junior mining firm, reported that diamond-drilling results from its Nash Creek property (near Bathurst) are "ore-grade mineral". Several firms announced additional exploration projects for gold, cobalt, copper, lead and zinc.
  Mining exploration spending in the province reached $8.8 million in 2004. The three-year, $15 -million grant program for the Bathurst Mining Camp entered its second year. The program, announced in October 2003, provides for advanced exploration and may be extended for an additional two years with a further $10 million. Slam Exploration Ltd. will contribute 50% of the funding with an in-kind contribution from Noranda, and the Province will provide the remainder. Slam has already raised the initial $7.5 million.

The New Brunswick Economy 2005                                                                            21

Technology and Communication Expands

  Aliant and Rogers continued to improve high-speed Internet access and digital wireless service in 2004. A partnership involving the Province, the federal government and Aliant will see the investment of over $40 million before the end of 2006 and result in 90% of New Brunswickers having access to high-speed Internet. The Rogers group also launched Hi-Speed Extreme (a faster Internet service) to residential customers and is planning a landline telephone service for the future.
  Employment in technology and communication averaged 48,700 in 2004, a decline of 600 over the previous year. This group accounts for over 8% of New Brunswick's GDP. Average weekly earnings in 2004 ranged from $343.81 for business support services (including customer contact centres), to $842.80 for information and cultural industries, to $1,059.95 for computer systems design and related services.
  Several customer contact centres announced new jobs or future expansion plans including: AOL Canada, Asurion, Cendant Canada Inc., CenterBeam Inc., ClientLogic, Clinidata, Concentra Solutions, Connect North America, Exxon Mobile, Help Desk Now, Marriott, Nucomm and Virtual Agent Services. These announcements more than offset the closure of RMH Teleservice and Charitable Aid Incorporated. The industry employs over 17,000 contact centre workers.
  Positive developments in the information technology sector included new contracts, projects, products and/or expansions for AnyWare Group, Barrett Xplore Inc., Bulletproof Solutions, CGI Group, Ensemble Collaboration, Innovatia, LabMentors, Q1 Labs, Skillsoft, Spielo, T4G and xwave.
  The NRC Institute for Information Technology Industry Partnership Facility houses five businesses in Fredericton with room for another five. The facility, called a technology cluster, enables small and medium enterprises to access NRC resources, including Voice Over IP and state-of-the-art labs.
  In late 2004, the CRTC announced approval of eight new radio stations to be located in Fredericton, Moncton and Saint John. Rogers Broadcasting Ltd. is the operator of two of the new stations.

22                                                                            The New Brunswick Economy 2005

Retail Trade Growth Increases
  New Brunswick's retail trade rose 2.1% in 2004, compared to the national increase of 5.0%. The sector accounts for more than 6% of provincial GDP.
  Eight of the 12 published store types in the province reported positive sales growth, with strong gains in furniture, home centres and hardware, and pharmacies. Considerable declines were noted for retailers in the home furnishings and specialized building material and garden sectors.
  New motor vehicle sales declined for a second year in 2004. The value of new vehicle sales fell 6.5% while the number of new vehicles sold was down 7.7%.
  Wholesale trade declined 0.7% in 2004, following a decrease of 1.2% in 2003. This group represents less than 5% of New Brunswick's GDP.
  Positive developments announced in 2004 involve new or expanded facilities for Atlantic Superstore, Future Shop, Giant Tiger, Great Canadian Dollar Store, Kent Building Supplies, NB Liquor, Pier 1 Imports, Sounds Fantastic, Tim Hortons, Wal-Mart and Winners/HomeSense Superstore. As a result, several communities throughout the province will benefit.

Transportation Sector Achieves New High
  In 2004, employment in the New Brunswick transportation sector increased 6.8% to a record level of 20,400; strong growth was displayed in the trucking and courier components. Transportation and warehousing accounts for over 5% of provincial GDP.
  The port of Saint John reported total tonnage in 2004 reached a high of 26.3 million tonnes (+0.8%); liquid bulk (includes petroleum) rose 2.1%, dry bulk products (includes potash, salt and fish meal) grew 12.7% and container traffic increased 1.8%. Two sectors experienced declines; forest products (-16%) and breakbulk (-12%). Capital investment of $31 million is planned over a five-year period ending in 2008, including the start of construction in 2005 on a new cruise terminal building. The port is expecting 35 cruise vessels and 85,000 passengers in 2005, down from 60 cruise calls and 138,800 passengers the previous year.
  The Belledune Port Authority handled 2.15 million tonnes of goods in 2004, a decrease of 7.6% over 2003. Capital investment worth $537,000 was carried out last year while projects worth over $650,000, including further improvements to Terminal #1, are planned for 2005.
  New Brunswick's three main airports enjoyed strong passenger numbers for 2004. Annual increases of 12.0% in Fredericton, 7.6% in Moncton and 4.0% in Saint John were reported. Projects for 2005 include Transport Canada building a new $9-million hangar at the Moncton airport and a complete interior renovation of the terminal at the Fredericton airport.
  Armour Transportation Systems, a Moncton-based trucking firm, opened a new $1-million terminal in Saint John.

The New Brunswick Economy 2005                                                                            23

Food Services Receipts Continue to Improve

  Receipts for restaurants, caterers and taverns in New Brunswick rose 5.7% in 2004 compared to the previous year. The national increase was 5.2%.
  Provincial hotels and other lodgings reported an average July-August occupancy rate of 71.0%, a decline of 4.5 percentage points from 2003. At the same time, the number of rooms available increased 7.0%.
  Employment fell in accommodation and food services for the second year in a row to 22,500, a decrease of 2.6% from 2003. The sector represents roughly 2% of provincial GDP. Average weekly earnings in 2004 showed an increase of 3.9% to $276.80.
  Provincial tourism revenues in 2004 are estimated at $1.1 billion, similar to 2003, with visitation stable at 1.7 million people. Unseasonably cool, wet weather at the start of the summer and high gas prices impacted the tourism season. Results for individual tourism operations were mixed, with some exhibiting declines while others reported growth thanks in part to the 400th anniversary celebrations of the foundation of Acadia. New tourism investments for 2005 have been announced for Miramichi, New Maryland, Richibucto and Shippagan.

Farm Cash Receipts Increase

  In 2004, New Brunswick's farm cash receipts were up 5.7%. The increase came mostly from livestock receipts, which rose 5.4%; crop receipts fell 6.2%. Higher receipts for hogs, dairy products, poultry and eggs were more than sufficient to offset lower receipts for cattle and calves. Potato receipts, which represent about 48% of crop receipts, decreased 13.9%. Nationally, farm cash receipts increased 7.5%.
  New Brunswick exported fish and fish products worth $807.8 million in 2004, an increase of 2.8% over 2003.
  For 2003, overall commercial fish landings decreased 14.3% in value to $173.5 million, due to declines in all major fish landings with the exception of clams, scallop, sea urchin and herring. Volume-wise, total landings of 114.3 thousand metric tonnes were 8.1% lower than the 2002 level; increases in clams, scallop and sea urchin were offset by strong decreases in crab, shrimp, lobster and alewife.
  Sales of New Brunswick aquaculture products in 2003 totalled $269.2 million (down 4.6% from 2002) and accounted for more than 37% of national aquaculture revenues. Lower production and exports, weak prices and outbreaks of disease adversely affected revenues. New Brunswick is the second largest producer of farmed salmon in Canada.
  Agriculture, fishing and hunting industries represent over 2% of the province's GDP. Food products represent about 16% of provincial manufacturing shipments.

24                                                                            The New Brunswick Economy 2005